Sally Beauty Holdings, Inc.

3001 Colorado Blvd., Denton, Texas 76210

Phone Number:  940-297-2000

Fax Number:  940-297-3560

June 16, 2010

VIA EDGAR

H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:                             Sally Beauty Holdings, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009

Filed November 19, 2010

Definitive Proxy Statement on Schedule 14A

Filed December 11, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended December 31, 2009

Filed February 4, 2010

File No. 001-33145

Dear Mr. Owings:

This letter sets forth the responses of Sally Beauty Holdings, Inc. (the “Company” or “SBH”) to the comments of Mr. Milwood Hobbs of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, received via voicemail on June 9, 2010.

For the convenience of the Staff, we have set forth below the Staff’s comments included in the voicemail followed by our response.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009

Financial Statements and Financial Statements Schedules

Consolidated Financial Statements - Sally Beauty Holdings, Inc. as of September 30, 2009

Notes to Consolidated Financial Statements

Note 9. Goodwill and Other Intangibles, page F-25

1.              In your response to Comment #12 in our letter dated April 20, 2010, you indicated that you used an alternative approach to determine that goodwill was not impaired.  Please explain to us the name of the alternative approach and provide more detail on your determination supporting your position that no goodwill impairment occurred.

Response:

The Company performs its annual goodwill impairment analysis as of the end of its first fiscal quarter (the quarter ending December 31). The Company has historically performed Step One of the goodwill impairment test by comparing the fair value to the carrying value of each of its operating segments’ equity using the Equity Value approach. Due to the fact that the carrying value of our equity in the Sally Beauty Supply segment at December 31, 2008 was a negative amount (resulting from allocation to both operating segments of the corporate long-term debt issued in connection with our separation from Alberto-Culver on November 16, 2006), the Company also performed this comparison using the Enterprise Value approach (referred to as an alternative fair value approach in our response letter dated May 4, 2010).

Under the Equity Value approach, the aggregate fair value of the Company’s equity (based on its operating segments’ projected cash flows) was approximately $1,325.1 million, while shareholders’ equity was a deficit of $726.0 million (resulting from the special dividend paid in connection with our separation from Alberto-Culver). This approach would indicate that the fair value of the Company’s equity exceeds shareholders’ equity by $2,051.1 million.

Under the Enterprise Value approach the aggregate fair value of the Company was approximately $2,716.1 million (including the fair value of its equity securities of $1,033.4 million and the fair value of its debt securities of approximately $1,682.7 million), while the carrying value of the enterprise (without being reduced by the carrying value of the Company’s long-term debt) was $1,092.3 million. This approach would indicate that the fair value of the Company exceeds its carrying value by $1,623.8 million.

Accordingly, the Company believes that the selection of such alternative valuation approach (the Enterprise Value approach) would not have changed its conclusion in Step One of the test, namely, that goodwill was not impaired as of the test date.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (940) 297-4436 at your convenience.

Very truly yours,

/s/ Janna S. Minton
Janna S. Minton
Vice President, Chief Accounting Officer and Controller

cc:                                 Milwood Hobbs, Staff Accountant

Andrew Mew, Accounting Branch Chief

Lilyanna L. Peyser, Attorney Advisor

Brigitte Lippmann, Special Counsel